March 9, 2007

Mail Stop 4561

Mr. James J. Lillis
Chief Financial Officer
Anthracite Capital, Inc.
40 East 52nd Street
New York, NY 10022

Re: Anthracite Capital, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 1-13937

Dear Mr. Lillis:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant